September 26, 2024

Gregory Allison
Chief Executive Officer
Pacaso Inc.
18 E 4th Street, Suite 902
Cincinnati, OH 45202

        Re: Pacaso Inc.
            Offering Statement on Form 1-A
            Filed September 9, 2024
            File No. 024-12501
Dear Gregory Allison:

       We have reviewed your offering statement and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover page

1. We note your disclosure on page 66 that while each share of Class A Common Stock entitles the holder to ten votes and each share of Class C Common Stock entitles the holder to one vote, "Class D Common Stock and Class B Common Stock are non-voting and shall not be entitled to vote on any company matter." Please revise your cover page to describe any disparate voting rights between different classes of your common stock. Please also reconcile the disclosure on the cover page, which states that you are offering Class D common stock, with disclosure on page 66, which states that you are offering of Class B common stock.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 September 26, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Arden Anderson, Esq.